Exhibit 10.22

THIRD RESTATED EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT between Talecris Biotherapeutics Holdings Corporation (the “Company”) and Lawrence D. Stern (the “Executive”) (together, the “Parties”) was effective as of April 1, 2005 (the “Effective Date”) and was amended and restated as of April 1, 2007 (the “Original Restatement Date”), with all terms retroactive to such date, was hereby amended and restated as of January 1, 2009, and is hereby further amended and restated as of April 1, 2009 (the “Third Restatement Date”).

WHEREAS, the Parties have previously entered into this Agreement and they now wish to amend its terms with the understanding that this Agreement supersedes all prior versions and hereinafter shall solely establish the terms of Executive’s employment with the Company.

Accordingly, the Parties agree as follows:

1.               Employment and Acceptance.  The Company shall employ the Executive, and Executive shall accept employment, subject to the terms of this Agreement, as of the Effective Date.  From and after the Third Restatement Date, “Agreement” shall refer to the terms of the Executive’s employment with the Company as stated herein

2.               Term.  Subject to earlier termination pursuant to Section 5 of this Agreement, this Agreement and the employment relationship hereunder shall continue until March 31, 2012 (the “Third Restatement Term”) and shall renew for additional one (1) year intervals (each a “Subsequent Term”) upon written notification by the Board of Directors (“Board”).  If the Board does not provide such written notification thirty (30) days prior to the expiration of the Term, then the Agreement shall not be extended.  If the Board provides such written notification then the Agreement shall be so extended unless the Executive provides written notification to the Board that Executive does not wish to extend the Term.  Executive’s written notice of his desire not to extend the Term shall be provided to the Board by sixty (60) days prior to the expiration of the Term or, if the Board has not then provided such notification, then by seven (7) days after written notification from the Board.  As used in this Agreement, the “Term” shall refer to the period beginning on the Effective Date and ending on the date the Executive’s employment terminates in accordance with this Section 2 or Section 5.  In the event that the Executive’s employment with the Company terminates for any reason, the Company’s obligation to continue to pay all base salary, as adjusted, bonus and other benefits then accrued shall terminate except as may be provided for in Section 5 of this Agreement.

3.               Duties and Title.

3.1.           Title.  The Company shall employ the Executive to render services to the Company and its subsidiaries as Chairman and Chief Executive Officer.  Executive shall report to the Board.

3.2.           Duties.  The Executive will have such authority and responsibilities and will perform such executive duties customarily performed by individuals holding such roles in a company in similar lines of business as the Company and its subsidiaries or as may be assigned to Executive by the Board.  The Executive will devote all his full working-time and attention to the performance of such duties and to the promotion of the business and interests of the Company and its subsidiaries.

4.               Compensation and Benefits by the Company.  As compensation for all services rendered pursuant to this Agreement, the Company shall provide the Executive the following from the Third Restatement Date:

4.1.           Base Salary.  The Company will pay to the Executive an annual base salary of six hundred thousand dollars ($600,000) through September 5, 2009, and thereafter nine hundred and fifty thousand dollars ($950,000) (the “Base Salary”).  The Base Salary shall be payable (not less often than monthly) in accordance with the customary payroll practices of the Company. Executive’s Base Salary shall be reviewed consistent with the normal merit and pay adjustment cycle for executives.  In evaluating adjustments to Executive’s Base Salary, such factors as corporate performance, individual merit, inflation, and other appropriate considerations shall be taken into account.

4.2.           Performance Bonus.  The Executive will be eligible to receive an annual performance bonus (“Performance Bonus”) under a plan established by the Company in the amount determined by the Board based upon achievement of performance measures derived from the annual business plan presented by management and approved by the Board, except as provided in Section 5 of this Agreement.  The Executive’s target Performance Bonus shall be two hundred percent (200%) through September 5, 2009, and thereafter one hundred percent (100%) of his Base Salary (the “Target Performance Bonus”), with the actual amount of each Performance Bonus being determined under the Bonus Plan in effect at that time as approved by the Board.  The Performance Bonus shall be paid to the Executive within two and one-half (2½) months after the end of the year to which the bonus relates.

4.3.           Participation in Employee Benefit Plans.  The Executive shall be entitled, if and to the extent eligible, to participate in all of the applicable benefit plans of the Company, which may be available to other senior executives of the Company, on the same terms as such other executives.  The Company may at any time or from time to time amend, modify, suspend or terminate any employee benefit plan, program or arrangement for any reason without Executive’s consent if such amendment, modification, suspension or termination is consistent with the amendment, modification, suspension or termination for other employees of the Company.

4.4.           Personal Time Off.  The Executive shall be entitled to 30 days (240 hours) of Personal Time Off (PTO).  PTO time is to be used for vacation, sick leave, personal business, observance of non-company holidays, and other time off.  The PTO schedule assumes a maximum of 4 weeks (160 hours) of vacation, and 10 days (80 hours) for sick time, personal holidays, and other personal business.  The carry-over and accrual of PTO hours shall be in accordance with Company policy as in effect from time to time.

4.5.           Business Expense Reimbursement.   The Executive shall be entitled to receive reimbursement for all appropriate business expenses incurred by him in connection with his duties under this Agreement in accordance with the policies of the Company as in effect from time to time.  The Executive shall apply for all reimbursements hereunder for a particular calendar year not later than forty-five (45) days after it ends, and payment shall occur not later than two and one-half (2½) months after the end of the calendar year to which the reimbursable expenses relate.

4.6.           Other Expense Reimbursement.

4.6.1.      Home Office Expenses.  The Company shall reimburse Executive for all reasonable expenses he incurs for the maintenance of a home office.  The Executive shall apply for all reimbursements hereunder for a particular calendar year not later than forty-five (45) days after it ends, and payment shall occur not later than two and one-half (2½) months after the end of the calendar year to which the reimbursable expenses relate.

4.6.2.      North Carolina Living and Travel Expenses.  The Company shall reimburse Executive for living expenses in North Carolina (including housing and meals).  In the alternative, if Executive determines to establish a secondary residence in North Carolina, the Company shall reimburse Executive for documented realtor and closing costs plus trucking/moving expenses.  In addition, Executive will be entitled to reimbursement of travel expenses for weekly travel (for either Executive’s travel or travel by his spouse) to and from Raleigh, North Carolina and Executive’s then current primary residence.  To the extent that the Company determines it must withhold tax on any such living or travel expenses, the Company will “gross up” Executive for the amount of the withholding taxes in accordance with the Company’s customary procedure.  The Executive shall apply for all reimbursements described in this Section for a particular calendar year not later than forty-five (45) days after it ends, and payment shall occur not later than two and one-half (2½) months after the end of the calendar year to which the reimbursable expenses relate.

4.6.3.      Car Allowance.  The Company shall pay Executive a car allowance of $750 per month.  The Executive shall apply for all reimbursements hereunder for a particular calendar year not later than forty-five (45) days after it ends, and payment shall occur not later than two and one-half (2½) months after the end of the calendar year to which the reimbursable expenses relate.

4.6.4.      Continuing Professional Education.  The Company agrees to pay reasonable costs associated with the continuing education requirements of maintaining the Executive’s professional designation, including related professional organization memberships, as well as seminars to advance the Executive’s skills.  Such costs include the reasonable costs of seminars, travel, lodging and meals while attending such functions.  The Executive shall apply for all reimbursements hereunder for a particular calendar year not later than forty-five (45) days after it ends, and payment shall occur not later than two and one-half (2½) months after the end of the calendar year to which the reimbursable expenses relate.

4.7.          Equity Compensation.  The Executive shall be eligible to participate in the 2009 Long-Term Incentive Plan established by the Company (the “2009 Long-Term Plan”) pursuant to the terms of the 2009 Long-Term Plan and any applicable agreements thereunder as determined from time to time by the Board subject to the following:

4.7.1.      The Executive shall receive grants under the 2009 Long-Term Plan on the same intervals and with the same structure as executive officers of the Company, except as otherwise provided in this Section 4.7.

4.7.2.      If the Company has completed an initial public offering, annual grants to the Executive shall be designed to compensate Executive at the 60th percentile level for equity compensation as reasonably determined by the Compensation Committee after soliciting market compensation data of peer group companies.

4.7.3.      If the company has not completed an initial public offering, annual grants to the Executive shall be designed to compensate Executive at one half the award level for the 60th percentile level for equity compensation as reasonably determined by the Compensation Committee after soliciting market compensation data of peer group companies.  For the avoidance of confusion, the award level shall be determined based on data for the 60th percentile, not based on the 30th percentile.

4.7.4.      Grant Award Agreements under the 2009 Long-Term Plan made with the Executive shall contain such terms and conditions as may be determined by the Compensation Committee for Executive Officers of the Company, except that for Executive such terms shall include the following:

4.7.4.1.                If (i) the Company terminates the Executive’s employment with the Company for Cause (as defined below) or (ii) Executive terminates his employment without Good Reason (as defined below), no Award shall continue to vest after the termination date.

4.7.4.2.                If Executive’s employment with the Company terminates for any reason (i) other than as provided in Section 4.7.4.1 including non-renewal of this Agreement and (ii) Executive has been offered a position which is that of a Key Person within the meaning of the 2005 Stock Option Plan and in Continuous Service within the meaning of the 2006 Restricted Stock Plan and the 2009 Long-Term Plan, then Awards shall continue to vest in accordance with the terms of such plans.  If in the circumstances described by this Section 4.7.4.2 Executive is offered but does not accept a position which is that of a Key Person within the meaning of the 2005 Stock Option Plan and in Continuous Service within the meaning of the 2006 Restricted Stock Plan, then no Award shall continue to vest after the termination date.

4.7.4.3.                If Executive’s employment with the Company terminates for any reason (i) other than as provided in Section 4.7.4.1 including non-renewal of this Agreement and (ii) Executive has not been offered a position which is that of a Key Person within the meaning of the 2005 Stock Option Plan and in Continuous Service within the meaning of the 2006 Restricted Stock Plan and the 2009 Long-Term Plan, then all Awards under the 2009 Long-Term Plan that vest based on the passage of time shall immediately vest and all Awards based on performance shall vest, if at all, at the time and to the extent that such Awards would have vested had Executive remained in Continuous Service.

4.7.5.     Vesting of all unvested Stock Options granted to Executive on July 25, 2007, shall be accelerated and shall fully vest on the Signing Date.

4.7.6        For the avoidance of confusion, Executive will have no right to receive grants of equity Awards as an employee following a Separation from Services regardless of whether he remains a Key Person within the meaning of the 2005 Stock Option Plan and in Continuous Service within the meaning of the 2006 Restricted Stock Plan and the 2009 Long-Term Plan.

4.8.           Parachute Payments.  Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution in the nature of compensation (within the meaning of section 280G(b)(2) of the Tax Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement (including, without limitation, the accelerated vesting of incentive or equity awards held by the Executive) or otherwise would be subject to the excise tax imposed by section 4999 of the Code, then the amount of “parachute payments” (as defined in section 280G of the Code) payable or required to be provided to the Executive shall be automatically reduced to the minimum extent necessary to avoid imposition of such excise tax (with the types of benefits or compensation that are reduced to be determined by the Company at its discretion, which shall be exercised first with respect to compensation and benefits that are not exempt from section 409A of the Code); provided that this reduction shall not apply if the Executive would be better off, on a net after-tax basis, receiving the parachute payments that would otherwise be reduced and paying such excise tax.  Notwithstanding the foregoing, the Company shall use its reasonable efforts to have any payments or distributions that would be reduced or eliminated as a result of the application of this Section 4.8 approved by the Company’s shareholders in the manner contemplated by Q&A 7 of Treasury Regulation section 1.280G-1.  All determinations required to be made under this Section 4.8 shall be made by the Company’s accounting firm (the “Accounting Firm”); provided that the Executive may select which, if any, parachute payments shall be reduced.  The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive.  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Absent manifest error, any determination by the Accounting Firm shall be binding upon the Company and the Executive.

5.               Termination.

5.1.          Termination of Employment by the Company for Cause or by the Executive Without Good Reason.  If: (i) the Company terminates the Executive’s employment with the Company for Cause (as defined below) or (ii) Executive terminates his employment without Good Reason (as defined below), the Executive or the Executive’s legal representatives (as appropriate), shall be entitled to receive, within 60 days of the Executive’s Separation from Service (subject to Section 9.10) the following:

5.1.1.      Executive’s accrued but unpaid Base Salary to the date of Separation from Service;

5.1.2.      payment for accrued unused PTO days, payable in accordance with Company policy as in effect from time to time;

5.1.3.      Executive’s earned but unpaid Bonus, if any, for the performance year prior to the date of Separation from Service and only if the Company and not the Executive terminates employment;

5.1.4.      expenses reimbursable under Sections 4.5 and 4.6 incurred but not yet reimbursed to the Executive as of the date of Separation from Service; and

5.1.5.      vesting and exercise of Stock Options, Restricted Stock, and other equity incentives to the extent set forth in the relevant Award Agreements.

For the purposes of this Agreement, “Cause” means, as determined by the Board (or its designee), with respect to conduct during the Executive’s employment with the Company, whether or not committed during the Term, (i) commission of a felony by Executive; (ii) acts of dishonesty by Executive resulting or intending to result in personal gain or enrichment at the expense of the Company or its subsidiaries; (iii) Executive’s material breach of his obligations under this Agreement; (iv) conduct by Executive in connection with his duties hereunder that is fraudulent, unlawful or grossly negligent, including, but not limited to, acts of discrimination; (v) engaging in personal conduct by Executive (including but not limited to employee harassment or discrimination, the use or possession at work of any illegal controlled substance) which discredits or damages the Company or its subsidiaries; (vi) contravention of specific lawful direction from the Board of Directors that would not otherwise conflict with Executive’s responsibilities or duties or the failure to adequately perform the duties to be performed by Executive under the terms of Section 3.2 of this Agreement or (vii) breach of the Executive’s covenants set forth in Section 6 before termination of employment; provided, that, the Executive shall have fifteen (15) days after notice from the Company to cure the deficiency leading to the Cause determination (except with respect to (i) and (ii) above), if curable.  A termination for “Cause” shall be effective immediately (or on such other date set forth by the Company).

For the purposes of this Agreement, “Good Reason” means, without the Executive’s consent, (i) a material reduction in the nature or status of Executive’s responsibilities, authority, or duties; (ii) the removal of Executive, without his consent, from the role and responsibilities of Chairman of the Board other than for Cause; (iii) a material adverse reduction in the amount of aggregate compensation provided for herein or failure to pay such compensation; (iv) the Company’s material breach of the Agreement; provided that a suspension of the Executive and the requirement that the Executive not report to work shall not constitute “Good Reason” if the Executive continues to receive the compensation and benefits required by this Agreement; or (v) the failure by the Company to continue in effect any incentive compensation plan in which the Executive participates unless an equitable alternative compensation arrangement has been provided, except to the extent that participation in such plans has been reduced or eliminated for all other eligible executives; or (vi) except as required by law, the failure by the Company to continue to provide Executive with benefits at least as favorable as those enjoyed by Executive under the employee benefit and welfare plans of the Company including, without limitation, profit sharing, life insurance, medical, dental, health and accident, disability, deferred compensation and savings plans commensurate with those generally available to all Executives.  Notwithstanding the foregoing, a reduction in the amount of Executive’s aggregate compensation in an amount proportional to such a reduction in the aggregate compensation of other senior executives shall not constitute Good Reason.  For the avoidance of confusion, the appointment of a “Lead Director” shall not constitute Good Reason.  The Executive shall provide notice to the Company of the existence of (i) through (vi) of this Section within ninety (90) days of the initial existence of such condition, upon the notice of which the Company shall have at least thirty (30) days within which to cure such condition.  If the Company fails to cure the condition within the cure period specified in the preceding sentence, the Executive must terminate his employment within thirty (30) days of the Company’s failure to cure.

For purposes of this Agreement, “Separation from Service” shall mean the termination of services provided by Executive, whether voluntary or involuntary, as determined by the Company in accordance with Treas. Reg. §1.409A-1(h).  In determining whether the Executive has experienced a Separation from Service, the following provisions shall apply:

(a)  a Separation from Service shall occur when the Executive experiences a termination of employment with the Company and any affiliate in which the Company has more than a 50% ownership interest (together with the Company, the “Employer”), which shall be considered to have occurred when the facts and circumstances indicate that the Executive is not reasonably expected to perform further services for the Employer after a certain date.

(b)  If the Executive is on military leave, sick leave, or other bona fide leave of absence, the employment relationship between the Executive and the Employer shall be treated as continuing intact, provided that the period of such leave does not exceed six months, or longer, so long as the Executive retains a right to reemployment with the Employer under an applicable statute or by contract.  If the period of leave exceeds six months and the Executive does not retain a right to reemployment under an applicable statute or by contract, the Executive will incur a Separation from Service as of the first day immediately following the end of such six-month period.  However, where the Executive’s leave of absence is due to his Disability, a 29-month period of absence will be substituted for such six-month period.  In applying the provisions of this paragraph, a leave of absence shall be considered a bona fide leave of absence only if there is a reasonable expectation that the Executive will return to perform services for the Employer.

(c)  For the avoidance of doubt, a change of position from Chairman and Chief Executive Officer to a role as a non-employee director, including as a non-executive chairman of the board of directors, is anticipated to constitute a Separation from Service; but so long as Executive remains in any of these positions, he will remain a Key Person within the meaning of the 2005 Stock Option Plan and in Continuous Service within the meaning of the 2006 Restricted Stock Plan and the 2009 Long-Term Plan.

5.2.           Termination of Employment Due to Death or Disability.  If: (i) the Executive’s employment terminates due to his death; or (ii) the Company terminates the Executive’s employment with the Company due to the Executive’s Disability (as defined below) and  (i) the Executive honors all applicable provisions of this Agreement following such termination due to Disability, Executive or Executive’s legal representative executes, without revoking, a valid release agreement in a form reasonably acceptable to the Company (but which does not require Executive or Executive’s legal representative to release any rights under this Section 5.2 of the Agreement or indemnification rights under Section 8 of the Agreement or under the articles of incorporation or by-laws of the Company or any of its subsidiaries),  the Executive or the Executive’s legal representatives (as appropriate), shall be entitled to receive the incremental severance payments set forth in this Section 5.2 (in addition to the payments upon termination set forth in Section 5.1), with payment to be made within two and one-half (2½) months following the end of the year in which the Executive’s death or Disability occurs, unless otherwise indicated below (subject to Section 9.10):

5.2.1.      unpaid portion of the Performance Bonus, if any, relating to the calendar year prior to the calendar year of the Executive’s death or Disability;

5.2.2.      if the Company achieves the performance objectives for the year in which Executive’s employment is terminated as a result of Executive’s death or Disability pursuant to this Section 5.2, a pro-rata share of the Performance Bonus in such performance year (based upon the number of days he was employed by the Company in the year in question) at 100% of Target Performance Bonus;

5.2.3.      vesting and exercise of Stock Options, Restricted Stock, and other equity incentives to the extent set forth in the relevant Award Agreements;

5.2.4.      payment of all Special Recognition Bonus Compensation awarded pursuant to the Special Recognition Bonus Plan effective as of October 1, 2006, which shall be paid no later than two and one-half (2 ½) months after the end of the calendar year in which the Executive’s right to the payment vests hereunder; and

5.2.5.      payment of all of the Special Recognition Bonus Award made to Executive on December 6, 2007, which shall be paid no later than two and one-half (2 ½) months after the end of the calendar year in which the Executive’s right to the payment vests hereunder.

For the purposes of this Agreement, “Disability” means a reasonable determination by a physician reasonably acceptable to the Company in accordance with applicable law that as a result of a physical or mental injury or illness, the Executive is unable to perform the essential functions of his job with or without reasonable accommodation for a period of (i) 60 consecutive days; or (ii) 90 days in any one (1) year period.

5.3.          Termination of Employment by the Company Without Cause or By the Executive for Good Reason.  If during the Term the Company terminates Executive’s employment without Cause (which may be done at any time without prior notice) or Executive terminates his employment for Good Reason upon at least fifteen (15) days prior written notice, then the Executive shall receive, subject to Section 9.10, the incremental severance payments set forth in this Section 5.3, as described below (in addition to the payments upon termination specified in Section 5.1) upon execution without revocation of a valid release agreement in a form reasonably acceptable to the Company and provided that the Executive honors all applicable provisions of this Agreement following termination and that Executive has made a good faith effort to support the transition including periodic consulting services to the Company for a period of eighteen (18) months  following a termination in accordance with Section 5.3, at no additional payment or remuneration other than the severance amount stated herein:

5.3.1.      a lump sum payment equal to Base Salary for the lesser of eighteen (18) months after the date of Separation from Service or the remaining Term, payable in a lump sum on the last business day of the month following the Separation from Service;

5.3.2.       Performance Bonus payment in an aggregate amount equal to the lesser of the Performance Bonus amount earned by the Executive for the year prior to the calendar year of the Executive’s Separation from Service or the Target Performance Bonus, payable in a lump sum on the last business day of the month following the Separation from Service;

5.3.3.       reimbursement of the cost of continuation coverage of group health coverage pursuant to COBRA for a maximum of twelve (12) months to the extent Executive elects such continuation coverage and is eligible and subject to the terms of the plan and the law, payable in a lump sum on the last business day of the month following the Separation from Service; and

5.3.4.       vesting and exercise of Stock Options, Restricted Stock, and other equity incentives to the extent set forth in the relevant Award Agreements;

5.3.5.       payment of all Special Recognition Bonus Compensation awarded pursuant to the Special Recognition Bonus Plan effective as of October 1, 2006, payable in a lump sum on the last business day of the month following the Separation from Service; and

5.3.6.       payment of all of the Special Recognition Bonus Award made to Executive on December 6, 2007, payable in a lump sum on the last business day of the month following the Separation from Service.

5.4.           Termination of Employment Due to Completion of Term Without Renewal.  If this Agreement lapses due to non-renewal by the Company upon expiration of the Third Restatement Term, the Executive or the Executive’s legal representatives (as appropriate) shall be entitled to receive the severance benefits set forth in Section 5.3 (in the time and manner described in Section 5.3 and subject to Section 9.10), but the benefits set forth in Section 5.3.2 (relating to Performance Bonus Payments) shall be pro-rated for the period employed in the final year of employment, upon execution without revocation of a valid release agreement in a form reasonably acceptable to the Company and provided that the Executive honors all applicable provisions of this Agreement following termination and that Executive has made a good faith effort to support the transition including periodic consulting services to the Company for a period of eighteen (18) months following a termination in accordance with Section 5.4, at no additional payment or remuneration other than the severance amount stated herein.  Notwithstanding the foregoing, Executive shall repay to Talecris, up to the amount of severance paid to Executive under this Section 5.4, the amount of compensation that Executive earns from other employment with Talecris, board of directors fees from Talecris, or the provision of consulting services to Talecris during the 18 months following such termination (“Post-Termination Payments”) or shall agree to waive the Post Termination Payments.  For purposes of this paragraph Post Termination Payments shall include all forms of cash compensation (e.g. base salary and bonus payments), but shall not include equity grants and investment income earned by Executive.

5.5.           Conduct Constituting a Breach.  The Company’s obligation to provide the payments and benefits set forth above in Sections 5.2, 5.3, and 5.4 will immediately cease in the event the Executive engages in conduct constituting a breach of the provision of Sections 5.8 or 6 of this Agreement.

5.6.           Compliance with Code Section 409A.  This Agreement is intended to comply with (or be exempt from) Code Section 409A, and the Company shall have complete discretion to interpret and construe this Agreement and any associated documents in any manner that establishes an exemption from (or otherwise conforms them to) the requirements of Code section 409A.  If, for any reason including imprecision in drafting, the Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code section 409A, as demonstrated by consistent interpretations or other evidence of intent, the provision shall be considered ambiguous and shall be interpreted by the Company in a fashion consistent herewith, as determined in the sole and absolute discretion of the Company.  The Company reserves the right to unilaterally amend this Agreement without the consent of the Executive in order to accurately reflect its correct interpretation and operation, as well as to maintain an exemption from or compliance with Code section 409A.  Nevertheless, and notwithstanding any other provision of this Agreement, neither the Company nor any of its employees, directors, or their agents shall have any obligation to mitigate, nor to hold the Executive harmless from, any or all taxes (including any imposed under Code section 409A) arising under this Agreement.

5.7.           Removal from any Boards and Position.  If the Executive’s employment is terminated for any reason under this Agreement, he shall be deemed to resign (i) if a member, from the board of directors of any subsidiary of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company and (ii) from any position with the Company or any subsidiary of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries.

5.8.           Non-disparagement.  The Company and Executive agree that neither party will not at any time (whether during or after the Term) publish or communicate to any person or entity except in the case of the Executive to his spouse, or in the case of the Company and Executive to legal counsel, any Disparaging (as defined below) remarks, comments or statements concerning the Executive or the Company, Cerberus Capital Management, L.P., Ampersand Ventures, their parents, subsidiaries and affiliates, and their respective present and former members, partners, directors, officers, shareholders, employees, agents, attorneys, successors and assigns, except as required by law or an order of a court or governmental agency with jurisdiction..  “Disparaging” remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged.

6.               Restrictions and Obligations of the Executive

6.1.           Confidentiality.  (a) During the course of the Executive’s employment by the Company (prior to and during the Term), the Executive has had and will have access to certain trade secrets and confidential information relating to the Company and its subsidiaries (the “Protected Parties”) which is not readily available from sources outside the Company.  The confidential and Proprietary information and, in any material respect, trade secrets of the Protected Parties are among their most valuable assets, including but not limited to, their customer, supplier and vendor lists, databases, competitive strategies, computer programs, frameworks, or models, their marketing programs, their sales, financial, marketing, training and technical information, their product development (and proprietary product data) and any other information, whether communicated orally, electronically, in writing or in other tangible forms concerning how the Protected Parties create, develop, acquire or maintain their products and marketing plans, target their potential customers and operate their retail and other businesses.  The Protected Parties invested, and continue to invest, considerable amounts of time and money in their process, technology, know-how, obtaining and developing the goodwill of their customers, their other external relationships, their data systems and data bases, and all the information described above (hereinafter collectively referred to as “Confidential Information”), and any misappropriation or unauthorized disclosure of Confidential Information in any form would irreparably harm the Protected Parties.  The Executive acknowledges that such Confidential Information constitutes valuable, highly confidential, special and unique property of the Protected Parties.  The Executive shall hold in a fiduciary capacity for the benefit of the Protected Parties all Confidential Information relating to the Protected Parties and their businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or its subsidiaries and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement).  Except as required by law or an order of a court or governmental agency with jurisdiction, the Executive shall not, during the period the Executive is employed by the Company or its subsidiaries or at any time for five (5) years thereafter, disclose any Confidential Information, directly or indirectly, to any person or entity for any reason or purpose whatsoever, nor shall the Executive use it in any way, except in the course of the Executive’s employment with, and for the benefit of, the Protected Parties or to enforce any rights or defend any claims hereunder or under any other agreement to which the Executive is a party, provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto.  The Executive shall take all reasonable steps to safeguard the Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.  The Executive understands and agrees that the Executive shall acquire no rights to any such Confidential Information.  (b) All files, records, documents, drawings, specifications, data, computer programs, evaluation mechanisms and analytics and similar items, except for those evaluation mechanisms and analytics and similar items which are of prior art or common practice within the Executive’s professional capacity,  relating thereto or to the Business (for the purposes of this Agreement, “Business” shall be as defined in Section 6.3), as well as all customer lists, specific customer information, compilations of product research and marketing techniques of the Company and its subsidiaries, whether prepared by the Executive or otherwise coming into the Executive’s possession, shall remain the exclusive property of the Company and its subsidiaries, and the Executive shall not remove any such items from the premises of the Company and its subsidiaries, except in furtherance of the Executive’s duties under any employment agreement.  (c) It is understood that while employed by the Company or its subsidiaries, the Executive will promptly disclose to it, and assign to it the Executive’s interest in any invention, improvement or discovery made or conceived by the Executive, either alone or jointly with others, which: (i) relate in any manner to the existing or contemplated business, research or activities of the Company; (ii) are suggested by or result from Executive’s work with the Company, or (iii) result from the Executive’s use of the Company’s time, materials, information, employees or facilities even if made or conceived during other than working hours.  At the Company’s request and expense, the Executive will assist the Company and its subsidiaries during the period of the Executive’s employment by the Company or its subsidiaries and thereafter in connection with any controversy or legal proceeding relating to such invention, improvement or discovery and in obtaining domestic and foreign patent or other protection covering the same.  (d) As requested by the Company and at the Company’s expense, from time to time and upon the termination of the Executive’s employment with the Company for any reason, the Executive will promptly deliver to the Company and its subsidiaries all copies and embodiments, in whatever form, of all Confidential Information in the Executive’s possession or within his control (including, but not limited to, memoranda, records, notes, plans, photographs, manuals, notebooks, documentation, program listings, flow charts, magnetic media, disks, diskettes, tapes and all other materials containing any Confidential Information) irrespective of the location or form of such material.  If requested by the Company, the Executive will provide the Company with written confirmation that all such materials have been delivered to the Company as provided herein.

6.2.           Non-Solicitation or Hire.  During the Term and for a period of twenty-four (24) months following the Executive’s Separation of Service from the Company for any reason, the Executive shall not solicit or attempt to solicit or induce, directly or indirectly: (a) any person or entity who is a customer of the Company or its subsidiaries, or who was a customer of the Company or its subsidiaries at any time during the twelve (12) month period immediately prior to the date the Executive’s employment terminates for any reason, to market, sell or provide to any such person or entity any services or products offered by or available from the Company or its subsidiaries (provided that if the Executive intends to solicit any such person or entity for any other purpose, he shall notify the Company of such intention and receive prior written approval from the Company); (b) any supplier to the Company or any subsidiary to terminate, reduce or alter negatively its relationship with the Company or any subsidiary or in any manner interfere with any agreement or contract between the Company or any subsidiary and such supplier; or (c) any employee of the Company or any of its subsidiaries or any person who was an employee of the Company or any of its subsidiaries during the twelve (12) month period immediately prior to the date the Executive’s employment terminates for any reason, to terminate such employee’s employment relationship with the Protected Parties in order, in either case, to enter into a similar relationship with the Executive or any other person or any entity in competition against the Business of the Company or any of its subsidiaries.

6.3.           Non-Competition.  During the Term and following the Executive’s Separation from Service with the Company for any reason, Executive, for the greater of eighteen (18) months or the period in which the Company is making payments to the Executive in accordance with Sections 5.2, 5.3, or 5.4, shall not, whether individually, as a Director, Manager, member, stockholder, partner, owner, employee, consultant or agent of any business, or in any other capacity, other than on behalf of the Company or its subsidiaries, directly or indirectly organize, establish, own, operate, manage, control, engage in, participate in, invest in, permit his name to be used by, act as a consultant or advisor to, render services which are materially similar to his services provided to the Company under this Agreement for, alone or in association with any person, firm, corporation or business organization, including but not limited to Baxter, CSL, Octapharma, Grifols, Biotest, Kedrion, Kamada, and Sanguine or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise which engages or proposes to engage in any business conducted by the Company or any of its subsidiaries on the date of the Executive’s termination of employment or within eighteen (18) months of the Executive’s termination of employment in the geographical areas of:  (i) Johnston and Wake Counties, North Carolina; (ii) the State of North Carolina; (iii) the states of Pennsylvania, California, New York and Florida; (iv) the United States of America; and (v) any geographic locations where the Company and its subsidiaries engage, in such business (the “Business”).  Notwithstanding the foregoing, nothing in this Agreement shall prevent the Executive from owning for passive investment purposes not intended to circumvent this Agreement, less than five percent (5%) of the publicly traded common equity securities of any company engaged in the Business (so long as the Executive has no power to manage, operate, advise, consult with or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner, or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded the Executive in connection with any permissible equity ownership).

6.4.           Property.  The Executive acknowledges that all originals and copies of materials, records and documents generated by him or coming into his possession during his employment by the Company or its subsidiaries are the sole property of the Company and its subsidiaries (“Company Property”).  During the Term, and at all times thereafter, the Executive shall not remove, or cause to be removed, from the premises of the Company or its subsidiaries, copies of any record, file, memorandum, document, computer related information or equipment, or any other item relating to the business of the Company or its subsidiaries, except in furtherance of his duties under the Agreement.  When the Executive’s employment with the Company terminates for any reason, or upon request of the Company at any time, the Executive shall promptly deliver to the Company all copies of Company Property in his possession or control.

6.5.           Sections 6.1, 6.2, 6.3, and 6.4 of this Agreement, including each provision within those Sections, are independent and severable.  In the event that a court of competent jurisdiction finds any provision of Sections 6.1, 6.2, 6.3, and 6.4 of this Agreement to be overbroad or unenforceable for any reason, Executive and Company hereby specifically agree and request that the court modify each such provision in a manner that will make each such provision enforceable to the maximum extent allowed by law.

7.               Remedies; Specific Performance.  The Parties acknowledge and agree that the Executive’s breach or threatened breach of any of the restrictions set forth in Section 6 will result in irreparable and continuing damage to the Protected Parties for which there may be no adequate remedy at law and that the Protected Parties shall be entitled to equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach.  The Executive also agrees that such remedies shall be in addition to any and all remedies, including damages, available to the Protected Parties against him for such breaches or threatened or attempted breaches.  In addition, without limiting the Protected Parties’ remedies for any breach of any restriction on the Executive set forth in Section 6, except as required by law, the Executive shall not be entitled to any payments set forth in Sections 5.2, 5.3, and 5.4 if the Executive has breached the covenants applicable to the Executive contained in Section 5.8 or 6.  The Executive will immediately return to the Protected Parties any such payments previously received under Sections 5.2, 5.3, and 5.4 upon such a breach, and, in the event of such breach, the Protected Parties will have no obligation to pay any of the amounts that remain payable by the Company under Sections 5.2, 5.3,and 5.4.

8.               Indemnification.  The Company agrees, to the extent permitted by applicable law and its organizational documents, to indemnify, defend and hold harmless the Executive from and against any and all losses, suits, actions, causes of action, judgments, damages, liabilities, penalties, fines, costs or claims of any kind or nature (“Indemnified Claim”), including reasonable legal fees and related costs incurred by Executive in connection with the preparation for or defense of any Indemnified Claim, whether or not resulting in any liability, to which Executive may become subject or liable or which may be incurred by or assessed against Executive, relating to or arising out of his employment by the Company or the services to be performed pursuant to this Agreement, provided that: (i) the Company shall only defend but not indemnify or hold Executive harmless from and against an Indemnified Claim in the event there is a final, non-appealable determination that Executive’s liability with respect to such Indemnified Claim resulted from Executive’s gross misconduct or gross negligence; and (ii) in the event that the Executive’s actions, inactions, decisions or directions which gave rise to the Indemnified Claim were outside the scope of his authority or were plainly contrary to instructions provided him by the Board then the Company shall not be obligated to either defend or indemnify Executive for the Indemnified Claim and its responsibilities under this Section of the Agreement are null and void.

9.               Other Provisions.

9.1.           Notices.  Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid or overnight mail and shall be deemed given when so delivered personally, telegraphed, telexed, or sent by facsimile transmission or, if mailed, four (4) days after the date of mailing or one (1) day after overnight mail, as follows:

If the Company, to:

Attn.: General Counsel

P.O. Box 13887

79 TW Alexander Drive

4101 Research Commons

Research Triangle Park

Raleigh, NC  27709

Fax:  (919) 316-6669

9.1.1                   If the Executive, to:

9.1.2                   Executive’s home address reflected in the Company’s records.

9.2.           Entire Agreement.  This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

9.3.           Representations and Warranties by Executive.  The Executive represents and warrants that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity or person which would in any way preclude, inhibit, impair or limit the Executive’s ability to perform his obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements.

9.4.           Waiver and Amendments.  This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

9.5.           Governing Law, Dispute Resolution and Venue. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina.  The parties agree irrevocably to submit to the exclusive jurisdiction of the United States Federal District Court of North Carolina, Eastern Division, or if no federal jurisdiction exists, to the state courts located in the city of Raleigh, North Carolina for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts.  In addition, the parties agree to the waiver of a jury trial.

9.6.           Assignability by the Company and the Executive.  This Agreement, and the rights and obligations hereunder, may not be assigned by the Company or the Executive without written consent signed by the other party; provided that the Company may assign the Agreement to any successor that continues the business of the Company.

9.7.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.8.           Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

9.9.           Severability.  If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction of any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this

Agreement shall remain in full force and effect and shall in no way be affected or impaired or invalidated.  The Executive acknowledges that the restrictive covenants contained in Section 6 are a condition of this Agreement and are reasonable and valid in temporal scope and in all other respects.

9.10.     Tax Withholding.  The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes.  The Executive is solely responsible for the payment of any tax liability (including any taxes and penalties arising under Code section 409A) that Executive incurs as a result of any payments or benefits that the Executive receives pursuant to this Agreement.  The Company shall not have any obligation to pay the Executive for any such tax liabilities if, at the time of Executive’s Separation from Service, the Executive is a “specified employee” (within the meaning of Code section 409A and Treas. Reg. §1.409A-3(i)(2)), the Company will not pay or provide any “Specified Benefits” (as defined herein) during the six-month period (the “409A Suspension Period”) beginning immediately after the Executive’s Separation from Service.  For purposes of this Agreement, “Specified Benefits” are any amounts or benefits that would be subject to section 409A penalties if the Company were to pay them, pursuant to this Agreement, on account of the Executive ‘s Separation from Service.  Within 14 calendar days after the end of the 409A Suspension Period, the Company will make a lump-sum payment to the Executive, in cash, in an amount equal to any payments and benefits that the Company does not make on account of the 409A Suspension Period.  At the close of the 409A Suspension Period, the Executive will receive any remaining payments and benefits due pursuant to Section 4 in accordance with the terms of that Section (as if there had not been any suspension beforehand).  Notwithstanding the foregoing, in the event that this Agreement or any payment or benefit paid to the Executive hereunder is deemed to be subject to section 409A of the Code, Executive and the Company agree to negotiate in good faith to adopt such amendments that are necessary to comply with section 409A of the Code or to exempt such payments or benefits from section 409A of the Code.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement on August 19, 2009 (“Signing Date”) to be effective as of the Third Restatement Date.

EXECUTIVE

/s/ Lawrence D. Stern
Name: Lawrence D. Stern

Date:	August 19, 2009

Talecris Biotherapeutics Holdings Corp

By:	/s/ W. Brett Ingersoll
Name: W. Brett Ingersoll
Title: Chairman, Compensation Committee

Date:	August 19, 2009